UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 2-39621

UNITED FIRE GROUP 401(k) PLAN

(Full title of the plan)

United Fire & Casualty Company

(Name of issuer of the securities held pursuant to the plan)

118 Second Avenue SE

Cedar Rapids, IA 52407

(Address of principal executive office)

United Fire Group 401(k) Plan

Report of Independent Registered Public Accounting Firm

Trustees and Participants

United Fire Group 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

June 28, 2007

United Fire Group 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Investments:
Participant-directed investments, at fair value	$30,182,915	$25,689,768
Participant loans	170,473	193,303
Total investments	30,353,388	25,883,071

Receivables:
Contribution receivable from plan sponsor	81,440	76,852
Dividend receivable from plan sponsor	13,410	11,620
Total receivables	94,850	88,472

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$30,448,238	$25,971,543

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	53,867	46,682

NET ASSETS AVAILABLE FOR BENEFITS	$30,502,105	$26,018,225

See accompanying notes to financial statements.

United Fire Group 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:

Investment income	$1,807,402

Contributions:
Participant	2,422,065
Rollover	39,851
Total contributions	2,461,916

Net realized and unrealized appreciation on fair value of investments	1,599,718

Total additions	$5,869,036

DEDUCTIONS:

Withdrawals	$1,382,590
Administrative expenses	2,566
Total deductions	1,385,156

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	$4,483,880

NET ASSETS AVAILABLE FOR BENEFITS:
AT BEGINNING OF YEAR	$26,018,225
AT END OF YEAR	$30,502,105

See accompanying notes to financial statements.

United Fire Group 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees of the United Fire Group who have at least one hour of service and have attained age 21. The United Fire Group is comprised of United Fire & Casualty Company and its wholly owned subsidiaries: United Life Insurance Company, Lafayette Insurance Company, Addison Insurance Company, American Indemnity Financial Corporation, United Fire & Indemnity Company and Texas General Indemnity Company; and its affiliate United Fire Lloyds (collectively the “Companies”). United Fire & Casualty Company serves as the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may elect to contribute up to an annual dollar limitation of their eligible pretax compensation to the Plan through salary reduction. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of each of the Companies shall direct. No such payments have been made since the inception of the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers sixteen mutual funds, a common collective trust, and a self-directed account in which participants have access to a money market account.

Vesting – Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant’s death or disability while employed by the Companies, at which time the participant becomes 100 percent vested. Because no contributions by participating employers have been made since the inception of the Plan, there have been no unvested account balances since the inception of the Plan.

Forfeitures – Upon termination, the nonvested portion of a participant’s account balance is forfeited. Forfeitures are to be used to first reduce the Plan’s ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan’s net assets available for benefits at December 31, 2006 or 2005.

Participant Loans – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except for the purpose of acquiring the person’s personal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant’s account and bear interest at a rate determined at the time of each loan by the Plan administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested accounts or installment payments over a fixed period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement.

Administrative Expenses – The Plan’s administrative expenses are paid by either the Plan or the Companies, as provided by the Plan agreement. The Companies paid substantially all administrative expenses for 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.

The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Standard – In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

The Plan’s investments include a collective trust, which is a fully benefit responsive investment contract, that has been reported at fair value with a corresponding adjustment to reflect this investment at contract value in the accompanying Statements of Net Assets Available for Benefits for all periods presented as required by the FSP. The adoption of the FSP had no effect on the amounts reported in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

Valuation of Participant-Directed Investments at Fair Value and Participant Loans – Investments in mutual funds are stated at fair value based upon quoted market prices reported on recognized securities exchanges on the last business day of the year, which represents the net asset values of shares held by the Plan at the reporting date. The Plan’s interest in the collective trust is valued based on information reported by the Plan’s investment advisor using the audited financial statements of the collective trust at year-end. Investments in money market funds and participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date.

Withdrawals – Participant withdrawals are recorded upon distribution.

3.	INVESTMENTS

The Charles Schwab Trust Company serves as the trustee of the Plan and the custodian of the Plan’s assets. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at fair value as of December 31, 2006 and 2005 are as follows:

Identity of Issuer	Description of Investment	Shares	2006	2005
Artisan Funds	Artisan International Fund	100,396 shares at December 31, 2006	$2,910,486	$2,232,285
		88,198 shares at December 31, 2005

Dodge & Cox Funds	Dodge & Cox Balanced Fund	19,577 shares at December 31, 2006	1,704,795	1,343,946
		16,523 shares at December 31, 2005

First Eagle of America, Inc.	First Eagle Fund of America	62,958 shares at December 31, 2006	1,635,029	1,356,577
		53,304 shares at December 31, 2005

First Eagle of America, Inc.	First Eagle Overseas Fund	67,468 shares at December 31, 2006	1,692,095	1,087,498
		47,200 shares at December 31, 2005

American Funds	Growth Fund of America	89,020 shares at December 31, 2006	2,907,401	2,537,653
		82,714 shares at December 31, 2005

Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	272,847 shares at December 31, 2006	2,832,147	2,904,476
		276,617 shares at December 31, 2005

Charles Schwab & Co., Inc.*	Schwab S&P 500 Investment	83,531 shares at December 31, 2006	1,824,326	1,577,220
	Shares	82,147 shares at December 31, 2005

Selected Funds	Selected American Fund	58,752 shares at December 31, 2006	2,706,127	2,284,171
		56,764 shares at December 31, 2005

T Rowe Price	T Rowe Price Mid Cap Value	99,978 shares at December 31, 2006	2,541,442	1,983,788
		84,850 shares at December 31, 2005

Charles Schwab & Co., Inc.*	Schwab Stable Value Fund	252,031 shares at December 31, 2006	4,136,626	4,360,617
	Retire Cl	276,571 shares at December 31, 2005

*Indicates a party-in-interest to the Plan.

During 2006, the Plan recorded realized and unrealized appreciation or depreciation on the fair value of its investments as follows:

Identity of Issuer	Description of Investment	Appreciation/ (Depreciation)
Mutual Funds
Artisan Funds	Artisan International Fund	$332,188

Century Shares Trust Co.	Century Shares Trust	(37,135)

Cohen & Steers Capital Mgmt.	Cohen & Steers Realty Shares	146,512

Columbia Funds	Columbia Acorn Fund CL Z	31,337

Columbia Funds	Columbia High Yield Fund CL Z	445

Dodge & Cox Fund	Dodge & Cox Balanced Fund	100,885

First Eagle of America, Inc.	First Eagle Fund of America	28,511

First Eagle of America, Inc.	First Eagle Overseas Fund	98,141

Gabelli Asset Management, Inc.	Gabelli Westwood Balanced Fund	(11,762)

American Funds	Growth Fund of America	164,614

American Funds	High Income Trust R4	6,402

JP Morgan Asset Management	JP Morgan Divers Mid Cap Growth	(82,044)

Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	(32,339)

Selected Funds	Selected American Fund	335,239

T Rowe Price	T Rowe Price Mid Cap Value	176,534

Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	214,394

United Fire & Casualty Company*	United Fire Stock Fund	(42,551)

Common Collective Trust
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	170,347

		$1,599,718

* Indicates a party-in-interest to the Plan.

4. PLAN TERMINATION

Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant become fully vested.

5.	FEDERAL INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated November 27, 2001 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

United Fire Group 401(k) Plan

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
Artisan Funds	Artisan International Fund	100,396	$2,910,486
Century Shares Trust Co.	Century Shares Trust	8,351	228,984
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty Shares	10,637	951,483
Columbia Funds	Columbia Acorn Fund CL Z	31,372	932,057
Dodge & Cox Fund	Dodge & Cox Balanced Fund	19,577	1,704,795
First Eagle of America, Inc.	First Eagle Fund of America	62,958	1,635,029
First Eagle of America, Inc.	First Eagle Overseas Fund	67,468	1,692,095
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced Fund	33,145	386,140
American Funds	Growth Fund of America	89,020	2,907,401
American Funds	High Income Trust R4	17,162	216,418
JP Morgan Asset Management	JP Morgan Diversified Mid Cap Growth	63,221	1,477,464
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	272,847	2,832,147
Selected Funds	Selected American Fund	58,752	2,706,127
T Rowe Price	T Rowe Price Mid Cap Value	99,978	2,541,442
Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	83,531	1,824,326
United Fire & Casualty Company*	United Fire Stock Fund	92,508	849,164

Common Collective Trust
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	252,031	4,190,493

Personal Choice Retirement Accounts
Charles Schwab & Co., Inc.*	Schwab — Personal Choice Accounts		250,731

Total participant-directed investments, at contract value			30,236,782

Participant loans (maturing 2007 through 2020 at interest rates ranging from 5% - 11.50%)			170,473

Total assets held for investment purposes			$30,407,255

*Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan

Date: June 28, 2007
By:	/s/ Randy A. Ramlo
Randy A. Ramlo
President and Chief Executive Officer